UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Eros International PLC
(Name of Issuer)

A Ordinary Shares
(Title of Class of Securities)

G3788M114
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[X]	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


1 Names of Reporting Persons

Oldfield Partners LLP

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a. [    ]
b. [    ]

3 SEC Use Only

4 Citizenship or Place of Organization
UNITED KINGDOM

Number of Shares Beneficially Owned By Each Reporting Person With

5 Sole Voting Power 0
6 Shared Voting Power 927,232
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,170,653


9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,170,653

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)
[   ]

11 Percent of Class Represented By Amount in Row (9)
5.1%

12 Type of Reporting Person (See Instructions)
IA


1 Names of Reporting Persons
Richard Oldfield

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a. [    ]
b. [    ]

3 SEC Use Only

4 Citizenship or Place of Organization
UNITED KINGDOM

Number of Shares Beneficially Owned By Each Reporting Person With

5 Sole Voting Power 0
6 Shared Voting Power 927,232
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,170,653


9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,170,653

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)
[   ]

11 Percent of Class Represented By Amount in Row (9)
5.1%

12 Type of Reporting Person (See Instructions)
IN, HC

ITEM 1(a).NAME OF ISSUER:
Eros International PLC

ITEM 1(b).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
13 Manchester Square, London W1U 3PP, United Kingdom

ITEM 2(a).NAME OF PERSON FILING:
This initial filing of Schedule 13G is being filed on behalf of the following persons (the Reporting Persons):

(i) Oldfield Partners LLP (Management)
(ii) Richard Oldfield (R. Oldfield)

ITEM 2(b).ADDRESS OF PRINCIPAL BUSINESS OFFICE:
c/o Oldfield Partners LLP
130 Buckingham Palace Road
London SW1W 9SA
United Kingdom

ITEM 2(c).CITIZENSHIP:
Management: United Kingdom limited liability partnership
R. Oldfield: United Kingdom Citizen

ITEM 2(d).TITLE OF CLASS OF SECURITIES:
A Ordinary Shares

ITEM 2(e).CUSIP NUMBER:
G3788M114

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
OR 13D-2(B) OR (C) CHECK WHETHER THE PERSON FILING IS A:
Not applicable.

ITEM 4.OWNERSHIP:
The information in items 1 and 5 through 11 on the cover pages (pp. 2 and 3) on this Schedule 13G is hereby incorporated by reference.

ITEM 5.OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.

ITEM 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON:
Not applicable.

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:
Not applicable.

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF A GROUP:
Not applicable.

ITEM 9.NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

ITEM 10.CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:January 31, 2014

OLDFIELD PARTNERS LLP*
By:/s/ John McEwing
John McEwing
Chief Compliance Officer

RICHARD OLDFIELD*
By:/s/ John McEwing
John McEwing
Attorney-in-Fact for Richard Oldfield


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange
Act of 1934, as amended, or for any other purposes


EXHIBIT 1
AGREEMENT OF JOINT FILING

Oldfield Partners LLP and Richard Oldfield hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended.

Dated: January 31, 2014

OLDFIELD PARTNERS LLP
By:/s/ John McEwing
John McEwing
Chief Compliance Officer

RICHARD OLDFIELD
By:/s/ John McEwing
John McEwing
Attorney-in-Fact for Richard Oldfield